UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican company of variable capital

(Translation of registrant’s name into English)

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On May 18, 2012, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that the Launch Slot for the Satmex 8 mission has been established and the Launch is expected to take place late September 2012, according to the information received from ILS International Launch Services, Inc. (“ILS”) on May 16, 2012.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 18, 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

Date: May 21, 2012	By:	/s/ Veronica Gutierrez Zamora Garcia
Veronica Gutierrez Zamora Garcia General Counsel

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